
Mail Stop 3628

December 2, 2009

<u>By Facsimile and U.S. Mail</u>

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176

> **Re: Agilysis, Inc.**
> **Schedule 14A filed by MAK Capital Fund et al.**
> **Additional Soliciting Material filed pursuant to Rule 14a-12**
> **Filed November 23, 2009**
> **File No. 0-05734**

Dear Mr. Davis:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

1. We note that you state that if any other matters properly come before the Special Meeting, you will vote all proxies held by you in accordance with your best judgment. Please revise your disclosure in the proxy statement and on the proxy card so that it is consistent with the discretionary authority permitted in Rule 14a-4(c)(3), namely that the discretionary authority is limited to matters which you do not know, a reasonable time before the solicitation, are to be presented at the special meeting.

2. Please revise to indicate that the proxy statement and form of proxy are "preliminary copies." Refer to Rule 14a-6(e)(1).

Background, page 3

3. We note that Mr. Cueva is also a director on Agilysys' board. Please describe any arrangements or agreements concerning board representation, if applicable.

Proposal Number 1: The Share Acquisition Proposal, page 3

4. We note that you are "committed to working to enhance the Corporation's strategic position, operating performance and market value." Please describe any specific plans or state that you do not have any specific plans in this regard.

Voting and Proxy Procedures, page 5

5. Please revise to estimate the number of votes required for both majorities: (1) the majority of the voting power entitled to vote in an election of directors and (2) the majority of the voting power entitled to vote in an election of directors excluding Interested Shares. Refer to Item 21(a) of Schedule 14A.

6. Please revise to describe the treatment and effect of abstentions and broker non-votes on the quorum and on voting requirements. Refer to Item 21(b) of Schedule 14A.

Shareholder Proposals, page 7

7. Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information. Please remove the disclaimer of responsibility, here and on Schedule 1.

Schedule 1

8. Please revise to disclose the ownership information for each participant and please update the information to the extent known, since you present information as of July 31, 2009.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions